RNS Transaction in Own Shares TRANSACTION IN OWN SHARES UNILEVER PLC Released 07:00:08 25 April 2025 RNS Number : 1332G Unilever PLC 25 April 2025 TRANSACTIONS IN OWN SECURITIES 25 April 2025 Unilever PLC (the "Company") announces today that it has purchased the following nu ordinary shares on the London Stock Exchange from Goldman Sachs International ("th The repurchased shares will be held in treasury. Ordinary Shares Date of purchase: 24 April 2025 Number of ordinary shares purchased: 50,000 Highest price paid per share: GBP 48.4600 Lowest price paid per share: GBP 47.8300 Volume weighted average price paid per share: GBP 48.0183 Such purchases form part of the Company's existing share buy-back programme and we pursuant to the instructions issued to the Broker by the Company on 13 February 2025, on that date. Following the purchase of these shares, Unilever holds 67,196,885 of its ordinary share and has 2,501,350,934 ordinary shares in issue (excluding treasury shares). Aggregated information Trading venue Volume weighted average price (GBP) Aggregated volume LSE 48.0183 50,000 BATS 0.0000 0 Chi-X 0.0000 0 Turquoise 0.0000 0 Aquis 0.0000 0 Transaction details In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the U Market Abuse Regulation), a full breakdown of the individual trades made by the Broke the Company as part of the buy-back programme is detailed below: Quantity bought Price (GBP) Trading Venue Tim 161 48.30 XLON 09 585 48.30 XLON 09 485 48.31 XLON 09 288 48.31 XLON 09 281 48.33 XLON 09 71 48.36 XLON 09 2 48.36 XLON 09 176 48.36 XLON 09 238 48.39 XLON 09 226 48.43 XLON 09 223 48.46 XLON 09 213 48.42 XLON 09 219 48.44 XLON 09 216 48.41 XLON 09 216 48.43 XLON 10 212 48.37 XLON 10 213 48.39 XLON 10 211 48.36 XLON 10 215 48.29 XLON 10 212 48.23 XLON 10 217 48.22 XLON 10 217 48.25 XLON 10 210 48.32 XLON 10 210 48.25 XLON 10 216 48.23 XLON 10 214 48.25 XLON 10 216 48.25 XLON 10 210 48.24 XLON 10 219 48.23 XLON 10 218 48.23 XLON 10 216 48.23 XLON 10 218 48.21 XLON 10 218 48.17 XLON 11 218 48.17 XLON 11 211 48.15 XLON 11 216 48.13 XLON 11 212 48.11 XLON 11 215 48.12 XLON 11 210 48.16 XLON 11 216 48.15 XLON 11 213 48.18 XLON 11 215 48.21 XLON 11 215 48.21 XLON 11 212 48.19 XLON 11 211 48.17 XLON 11 213 48.20 XLON 11 211 48.20 XLON 11 215 48.19 XLON 11 217 48.23 XLON 11 220 48.21 XLON 11 220 48.19 XLON 11 214 48.18 XLON 11 211 47.96 XLON 12 210 48.08 XLON 12 123 48.09 XLON 12 89 48.09 XLON 12 214 48.05 XLON 12 215 48.03 XLON 12 213 48.00 XLON 12 218 48.00 XLON 12 8 48.05 XLON 12 217 48.07 XLON 12 328 48.07 XLON 12 258 48.03 XLON 12 234 47.98 XLON 12 197 48.01 XLON 12 15 48.01 XLON 12 221 47.98 XLON 12 215 47.97 XLON 12 211 47.97 XLON 12 210 47.99 XLON 13 220 48.01 XLON 13 215 47.97 XLON 13 211 47.99 XLON 13 210 48.03 XLON 13 212 48.05 XLON 13 216 48.04 XLON 13 215 48.04 XLON 13 217 48.00 XLON 13 216 47.97 XLON 13 211 47.95 XLON 13 214 47.96 XLON 13 215 48.00 XLON 13 210 48.01 XLON 13 215 48.02 XLON 13 212 48.03 XLON 13 213 48.02 XLON 13 217 48.05 XLON 13 212 48.04 XLON 13 211 48.00 XLON 13 190 48.00 XLON 13 25 48.00 XLON 13 210 47.95 XLON 14 223 47.95 XLON 14 220 47.92 XLON 14 220 47.94 XLON 14

4 47.92 XLON 14 216 47.92 XLON 14 217 47.92 XLON 14 214 47.89 XLON 14 219 47.93 XLON 14 220 47.91 XLON 14 221 47.94 XLON 14 219 47.96 XLON 14 219 47.95 XLON 14 222 47.94 XLON 14 221 47.98 XLON 14 233 47.91 XLON 14 223 47.89 XLON 14 224 47.93 XLON 14 161 47.94 XLON 14 255 47.95 XLON 14 235 47.96 XLON 14 105 47.96 XLON 14 225 47.94 XLON 14 178 47.94 XLON 14 100 47.94 XLON 14 259 47.97 XLON 14 251 48.04 XLON 14 237 48.00 XLON 14 37 47.96 XLON 14 193 47.96 XLON 14 212 47.96 XLON 14 213 47.98 XLON 14 14 47.98 XLON 14 228 47.99 XLON 14 210 47.98 XLON 14 320 48.02 XLON 14 226 48.00 XLON 14 219 47.98 XLON 14 255 47.95 XLON 14 272 47.97 XLON 14 244 47.95 XLON 14 229 47.95 XLON 14 225 47.93 XLON 14 216 47.94 XLON 14 213 47.92 XLON 14 219 47.90 XLON 14 223 47.88 XLON 14 163 47.87 XLON 14 71 47.87 XLON 14 224 47.88 XLON 14 219 47.87 XLON 14 220 47.88 XLON 14 217 47.85 XLON 14 160 47.95 XLON 15 76 47.95 XLON 15 229 47.91 XLON 15 227 47.89 XLON 15 14 47.95 XLON 15 279 47.95 XLON 15 146 47.95 XLON 15 230 47.95 XLON 15 295 47.93 XLON 15 273 47.92 XLON 15 216 47.91 XLON 15 168 47.92 XLON 15 49 47.92 XLON 15 211 47.91 XLON 15 253 47.93 XLON 15 97 47.93 XLON 15 46 47.93 XLON 15 77 47.93 XLON 15 106 47.91 XLON 15 129 47.91 XLON 15 217 47.90 XLON 15 19 47.90 XLON 15 238 47.90 XLON 15 100 47.88 XLON 15 100 47.88 XLON 15 28 47.88 XLON 15 244 47.90 XLON 15 95 47.91 XLON 15 236 47.89 XLON 15 222 47.90 XLON 15 181 47.90 XLON 15 96 47.90 XLON 15 325 48.01 XLON 15 1 47.99 XLON 15 331 47.99 XLON 15 263 47.96 XLON 15 200 47.95 XLON 15 30 47.95 XLON 15 245 47.95 XLON 15 227 47.92 XLON 15 295 47.91 XLON 15 287 47.89 XLON 15 107 47.90 XLON 15 89 47.90 XLON 15 104 47.90 XLON 15 356 47.90 XLON 15 2 47.91 XLON 15 25 47.91 XLON 15 170 47.91 XLON 15 30 47.91 XLON 15 70 47.91 XLON 15 50 47.91 XLON 15 342 47.91 XLON 15 5 47.87 XLON 15 131 47.87 XLON 15 40 47.87 XLON 15 131 47.87 XLON 15 366 47.83 XLON 15 300 47.86 XLON 15 57 47.86 XLON 15 352 47.84 XLON 15 146 47.83 XLON 15 197 47.83 XLON 15 329 47.88 XLON 15 355 47.88 XLON 15 356 47.89 XLON 15 326 47.88 XLON 15 365 47.88 XLON 16 345 47.86 XLON 16 334 47.86 XLON 16 120 47.88 XLON 16 221 47.88 XLON 16 244 47.89 XLON 16 55 47.87 XLON 16 144 47.87 XLON 16 38 47.87 XLON 16 103 47.87 XLON 16 26 47.87 XLON 16 26 47.87 XLON 16 85 47.87 XLON 16 348 47.89 XLON 16 160 47.92 XLON 16 190 47.92 XLON 16 350 47.97 XLON 16 347 48.01 XLON 16 234 48.04 XLON 16 236 48.06 XLON 16 252 48.04 XLON 16 232 48.00 XLON 16 356 47.99 XLON 16 342 47.97 XLON 16 220 47.97 XLON 16 304 47.95 XLON 16 93 47.95 XLON 16 367 47.94 XLON 16 350 47.93 XLON 16 349 47.92 XLON 16 210 47.93 XLON 16 210 47.93 XLON 16 227 47.93 XLON 16 40 47.93 XLON 16 29 47.93 XLON 16 64 47.93 XLON 16 102 47.93 XLON 16 15 47.93 XLON 16 317 47.95 XLON 16 Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.